EXHIBIT 12

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and
Preferred Stock Dividends (Dollars in thousands)

	Three Months Ended March 31,
	2008	2007

Loss before discontinued operations, net of minority interests	$(13,285)	$(13,241)
Add (from continuing operations):
Interest on indebtedness	35,791	39,726
Minority interests	(1,067)	(1,004)
Portion of rents representative of the interest factor	425	200

Earnings	$21,864	$25,681

Fixed charges and preferred stock dividend (from continuing operations):
Interest on indebtedness	$35,791	$39,726
Capitalized interest	3,285	1,711
Portion of rents representative of the interest factor	425	200

Fixed charges	39,501	41,637

Add:
Preferred stock dividend	3,209	3,842

Combined fixed charges and preferred stock dividend	$42,710	$45,479

Ratio of earnings to fixed charges	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend	—	—

For the three months ended March 31, 2008 and 2007, the ratio of earnings to fixed charges was deficient of achieving a 1:1 ratio by $17.6 million and $16.0 million, respectively.

For the three months ended March 31, 2008 and 2007, the ratio of earnings to combined fixed charges and preferred stock dividend was deficient of achieving a 1:1 ratio by $20.8 million and $19.8 million, respectively.